UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Rubicon Technology, Inc.
(Name of Subject Company)
Janel Corporation
(Offeror)
(Name of Filing Persons)
Common stock, par value $0.001 per share
(Title of Class of Securities)
78112T206
(CUSIP Number of Class of Securities)
Dominque Schulte
Chairman, President and Chief Executive Officer
Janel Corporation
80 Eighth Avenue
New York, New York 10011
(212) 373-5895
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Jeffrey Rothschild, Esq.
McGuireWoods LLP
1251 Avenue of the Americas, 20th Floor
New York, NY 10020
(212) 548-2100
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the offer by Janel Corporation, a Nevada corporation (“Purchaser”), to purchase up to 1,108,000 of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rubicon Technology, Inc., a Delaware corporation (“Rubicon”), at a price of $20.00 per Share, to be paid to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as exhibits (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser.
The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.
Item 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:
Rubicon Technology, Inc.
900 East Green Street
Bensenville, IL 60106
(847) 295-7000
(b) Securities. This Schedule TO relates to the outstanding Shares of Rubicon and Purchaser’s offer to purchase up to 1,108,000 Shares. Based upon information provided by Rubicon, as of June 30, 2022, there were (i) an aggregate of 2,446,652 Shares issued and outstanding, (ii) an aggregate of 3,050 Shares reserved for issuance under Rubicon’s equity incentive plans with respect to outstanding stock options and (iii) an aggregate of 28,030 Shares reserved for issuance under Rubicon’s equity incentive plans with respect to restricted stock units.
(c) Trading Market and Price. The Shares are listed on the Nasdaq Stock Market. The information set forth in the Offer to Purchase under the caption “Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption titled “Section 9. Certain Information Concerning Purchaser and Certain Related Parties” is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions; Significant Corporate Events. The information set forth in the Offer to Purchase under the caption titled “Section 9. Certain Information Concerning Purchaser and Certain Related Parties” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes; (c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Introduction,” “Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations,” “Section 12. Transaction Documents,” and “Section 13. Purpose of the Offer; Plans for Rubicon.”

Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Section 10. Source and Amount of Funds” and “Section 17. Fees and Expenses.”
(b) Conditions. The Offer is not subject to a financing condition.
(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Section 10. Source and Amount of Funds,” “Section 11. Background of the Offer; Contacts with Rubicon” and “Section 12. Transaction Documents.”
Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Introduction,” “Section 9. Certain Information Concerning Purchaser and Certain Related Parties” and “Section 12.Transaction Document.”
(b) Securities Transactions. None.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Section 3. Procedures for Tendering Shares,” “Section 11. Background of the Offer; Contacts with Rubicon,” “Section 12. Transaction Documents,” “Section 13. Purpose of the Offer; Plans for Rubicon,” and “Section 17. Fees and Expenses.”
Item 10.	Financial Statements.
(a) Financial Information. Not Applicable.
(b) Pro Forma Information. Not Applicable.
Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Filing Person or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) Rubicon or any of its executive officers, directors, controlling persons or subsidiaries. See also, the information set forth in “Section 9. Certain Information Concerning Purchaser and Certain Related Parties,” “Section 11. Background of the Offer; Contacts with Rubicon,” and “Section 12. Transaction Documents” of the Offer to Purchase which is incorporated herein by reference.
(a)(2), (3) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Section 12. Transaction Documents,” “Section 15. Conditions of the Offer” and “Section 16. Certain Legal Matters; Regulatory Approvals.”
(a)(4) The information set forth in “Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.
(a)(5) The information set forth in “Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of July 13, 2022
(a)(1)(B)*	Form Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)
Joint Press Release issued by Rubicon Technology, Inc. and Janel Corporation on July 5, 2022 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Janel Corporation with the U.S. Securities and Exchange Commission on July 5, 2022).

(b)(1)
Bridge Facility Commitment Letter, dated as of July 1, 2022, by and among Santander Bank, N.A., Janel Group, Inc., Expedited Logistics and Freight Services, LLC, ELFS Brokerage LLC, Janel Corporation and Expedited Logistics and Freight Services, LLC (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Janel Corporation with the U.S. Securities and Exchange Commission on July 5, 2022).

(b)(2)
Consent, Waiver and Second Amendment to Amended and Restated Loan Agreement, dated as of July 13, 2022, by and among Santander Bank, N.A., Janel Group, Inc., Expedited Logistics and Freight Services, LLC, ELFS Brokerage LLC, Janel Corporation and Expedited Logistics and Freight Services, LLC (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Janel Corporation with the U.S. Securities and Exchange Commission on July 13, 2022).

(d)(1)
Stock Purchase and Sale Agreement, dated as of July 1, 2022, between Janel Corporation and Rubicon Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Rubicon Technology, Inc. with the U.S. Securities and Exchange Commission on July 5, 2022).

(d)(2)
Tender and Support Agreement, dated as of July 1, 2022, by and among Janel Corporation, Rubicon Technology, Inc. and Aldebaran Capital, LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Rubicon Technology, Inc. with the U.S. Securities and Exchange Commission on July 5, 2022).

(d)(3)
Tender and Support Agreement, dated as of July 1, 2022, by and among Janel Corporation, Rubicon Technology, Inc. and Bandera Master Fund, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Rubicon Technology, Inc. with the U.S. Securities and Exchange Commission on July 5, 2022).

(d)(4)
Tender and Support Agreement, dated as of July 1, 2022, by and among Janel Corporation, Rubicon Technology, Inc. and Sententia Capital Management LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Rubicon Technology, Inc. with the U.S. Securities and Exchange Commission on July 5, 2022).

(d)(5)
Tender and Support Agreement, dated as of July 1, 2022, by and among Janel Corporation, Rubicon Technology, Inc. and Poplar Point Capital Management, LLC, L.P. (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Janel Corporation with the U.S. Securities and Exchange Commission on July 5, 2022).

(g)	None.
(h)	None.
107*	Filing fee table
*	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 13, 2022
JANEL CORPORATION

By:	/s/ Dominique Schulte
Name:	Dominique Schulte
Title:	Chief Executive Officer